FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO and Idemitsu Form Strategic Alliance for OLED”, dated February 2, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 2, 2012	By:	/s/ Andy Yang
Name: Andy Yang Title: Chief Financial Officer

AU Optronics Corp.

February 2, 2012

English Language Summary

Subject: AUO and Idemitsu Form Strategic Alliance for OLED.

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/02/02

Content:

1.	Date of occurrence of the event: 2012/02/02

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

AU Optronics (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced that the Company and Idemitsu Kosan Co., Ltd. (hereinafter “Idemitsu”) agreed to form a strategic alliance in the field of OLED, which is expected to be used for next generation displays. The strategic alliance includes technological collaboration to develop high-performance OLED displays and OLED-related patents.

Under this strategic alliance, Idemitsu will supply high-performance OLED materials to AUO, including device structure proposal. On the other hand, AUO will reinforce the development of OLED products using high-performance OLED materials supplied by Idemitsu. This will accelerate business growth in AUO’s small-sized OLED displays for smartphone and tablet, which have emerged as a new growth area in the display industry, and that of large-sized OLED displays for TV.

Idemitsu has long been dedicated to the research and development of OLED materials. In 2007, Idemitsu established its OLED materials manufacturing plant in Omaezaki, Shizuoka. In recent years, the company continues to reinforce the deployment of its OLED supply system. AUO is a global leader in the design, R&D and manufacturing of LCD, with a research staff of more than 3,500 worldwide. AUO has long invested in the research and development of AMOLED and currently holds several hundreds of OLED-related patents. Through this strategic alliance, both companies will be able to enjoy the benefits of reciprocal synergy in the OLED business, effectively increasing competitiveness on both sides and build a foundation to demonstrate leadership in the industry.

Furthermore, both companies will study the possibility of collaboration in the fields other than OLED.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A